                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                           COAST DENTAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19034H 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  TEREK DIASTI, PRESIDENT DLP MANAGEMENT, INC., GENERAL PARTNER DIASTI FAMILY
                     LIMITED PARTNERSHIP, 639 ISBELL ROAD,
                          SUITE 390, RENO, NEVADA 89509
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                SEPTEMBER 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

-----------------------

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

  CUSIP No. 19034H 20 1                                 13D                              Page 2 of 11 Pages
----------------------------------------------------------------------------------------------------------------------


------- ----------------------------------------------------------------------- --------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- --------------------------------------------------------------------------------------------------------------
            DIASTI FAMILY LIMITED PARTNERSHIP

------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)        |X|
                                                                                              (b)
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

            WC
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA
------- --------------------------------------------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       1,395,393
OWNED BY
EACH
REPORTING
PERSON WITH
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED VOTING POWER
                         8
                                   0
------------------------ ------- -------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   1,395,393
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   0
------------------------ ------- -------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,395,393
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              65.4%     BASED UPON APPROXIMATELY 2,133,113 SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 31, 2003.
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              PN
--------- ------------------------------------------------------------------------------------------------------------

  CUSIP No. 19034H 20  1                                13D                              Page 3 of 11 Pages
------- ----------------------------------------------------------------------- --------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            DLP MANAGEMENT, INC.

------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)        |X|
                                                                                              (b)
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

            AF
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA
------- --------------------------------------------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       1,395,393*
OWNED BY
EACH
REPORTING
PERSON WITH
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED VOTING POWER
                         8
                                   0
------------------------ ------- -------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   1,395,393*
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   0
------------------------ ------- -------------------------------------------------------------------------------------
                                 * As the general partner for the Diasti Family Limited Partnership
------------------------ ------- -------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,395,393
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              65.4%     BASED UPON APPROXIMATELY 2,133,113 SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 31, 2003.
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              CO
--------- ------------------------------------------------------------------------------------------------------------

  CUSIP No. 19034H 20 1                                 13D                              Page 4 of 11 Pages
------- ----------------------------------------------------------------------- --------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            DIASTI FAMILY FOUNDATION, INC.

------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)        |X|
                                                                                              (b)
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            FLORIDA
------------------------ ------- -------------------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       27,600
OWNED BY
EACH
REPORTING
PERSON WITH
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED VOTING POWER
                         8
                                   0
------------------------ ------- -------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   27,600
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   0
------------------------ ------- -------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              27,600
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.3%     BASED UPON APPROXIMATELY 2,133,113 SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 31, 2003.
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              OO
--------- ------------------------------------------------------------------------------------------------------------

  CUSIP No. 19034H 20 1                                 13D                            Page 5 of 11 Pages
------- ----------------------------------------------------------------------- --------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            TEREK DIASTI, ADAM DIASTI, TIM DIASTI
------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)        |X|
                                                                                              (b)
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            PF
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------- --------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
------- --------------------------------------------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7       TEREK DIASTI      10,000**
BENEFICIALLY                     ADAM DIASTI       10,000**
OWNED BY                         TIM DIASTI        -0-
EACH
REPORTING
PERSON WITH
------------------------ ------- -------------------------------------------------------------------------------------
                                 SHARED VOTING POWER
                         8
                                   1,422,993 *
------------------------ ------- -------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9         TEREK DIASTI      10,000**
                                   ADAM DIASTI       10,000**
                                   TIM DIASTI        -0- **
------------------------ ------- -------------------------------------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                         10        1,422,993 *
------------------------ ------- -------------------------------------------------------------------------------------
                                 (*) As equal shareholders and directors of the
                                 Diasti Family Limited Partnership's sole
                                 general partner, DLP Management, Inc. and as
                                 directors of the Diasti Family Foundation.
                                 (**) Includes shares eligible to be acquired
                                 pursuant to individual stock option grants
                                 vested or subject to voting within the next 60
                                 days. Tim Diasti disclaims beneficial ownership
                                 of the options held by Terek Diasti and Adam
                                 Diasti. Adam and Terek each disclaim ownership
                                 interest of options held by the other.
------------------------ ------- -------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              TEREK DIASTI     1,432,993 (*) (**)            TIM DIASTI     1,422,993 (*)(**)
              ADAM DIASTI     1,432,993 (*)(**)
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |X| Excludes options to acquire Company common stock held by Coast professional associations for participating dentists. The Coast professional associations are owned and controlled by Adam Diasti.
          Adam Diasti further disclaims beneficial interest in options to acquire Company common stock held by the Coast professional association.
--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          BASED UPON APPROXIMATELY 2,133,113 SHARES OF COMMON STOCK OUTSTANDING
              ON AUGUST 31, 2003. TEREK DIASTI - 67.2% ADAM DIASTI - 67.2% TIM
              DIASTI - 66.7%
--------- ------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN
--------- ------------------------------------------------------------------------------------------------------------

                                                            Page 6  of 11 Pages


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Coast Dental Services, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive office is 2502 North Rocky Point Drive, Suite 1000, Tampa, Florida 33607.

         The shares of Common Stock that are the subject of this statement include (i) shares of the Company's common stock recently acquired by the Diasti Family Limited Partnership, (ii) shares previously held by Diasti Family Limited Partnership and Diasti Family Foundation, Inc., and (iii) shares issuable upon the exercise of vested stock options.

Item 2.  Identity and Background.

         This statement is filed jointly by (i) Diasti Family Limited Partnership, L.P. ("Family L.P."), a limited partnership organized under the laws of Nevada whose principal business is investing in securities, (ii) DLP Management, Inc. ("DLP Management"), a corporation organized under the laws of Nevada whose principal business is investing in securities, (iii) Diasti Family Foundation, Inc. ("Foundation"), a corporation organized under the laws of Florida whose principal business is charitable giving, and (iv) individuals Terek Diasti, Adam Diasti, and Tim Diasti. Family L.P., DLP Management, Foundation, Terek Diasti, Adam Diasti and Tim Diasti are the "Reporting Persons."

         DLP Management is the general partner of Family L.P. The officers and directors of DLP Management are Terek Diasti, Adam Diasti, and Tim Diasti. Terek Diasti is the Chairman and Chief Executive Officer of Coast Dental Services, Inc. Adam Diasti is the President and a Director of Coast Dental Services, Inc. Tim Diasti the President of All Care Patient Financing.

         The business address for all of the Reporting Persons other than Tim Diasti, Family L.P. and DLP Management is 2502 North Rocky Point Drive, Suite 1000, Tampa, Florida 33607. The principal business address for Tim Diasti is 3412 Braeside Place, Clearwater, Florida 33759. The principal business address for Family L.P. and DLP Management, Inc. is 639 Isbell Road, Suite 390, Reno, Nevada 89509. All of the Reporting Persons that are individuals identified in this Item 2 are United States citizens.

         During the past five years, none of the Reporting Persons or other individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

         Between September 2, 2003 and September 11, 2003, Family L.P. purchased an aggregate of 352,871 shares of Company common stock for $2,456,167. The source of the funds for the purchase was uninvested cash of Family L.P.

Item 4.   Purpose of Transaction.

                                                            Page 7 of 11 Pages




         Family L.P. made the acquisition of common stock for investment purposes. The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Company.

         (a), (b) and (c) See items 7-9 on Schedule D for the Family L.P., DLP Management, Foundation and Terek Diasti, Adam Diasti, and Tim Diasti, respectively.

         The Family L.P. acquired 352,871 shares of Company common stock during September 2003. The transactions were effected through a broker and the date, number of shares, and prices paid were as follows:

                    DATE              SHARES PURCHASED              PURCHASE
                    ----              ----------------            PRICE/SHARE
                                                                  -----------

                  9/2/2003                  926.00                  $  5.00
                  9/3/2003                  945.00                  $  4.96
                  9/4/2003               10,000.00                  $  5.00
                  9/4/2003               15,000.00                  $  5.05
                  9/4/2003               15,000.00                  $  5.30
                  9/4/2003               10,000.00                  $  5.75
                  9/4/2003               15,000.00                  $  5.85
                  9/4/2003               10,000.00                  $  6.05
                  9/4/2003               15,000.00                  $  6.75
                  9/4/2003               10,000.00                  $  6.85
                  9/4/2003               25,000.00                  $  6.90
                  9/4/2003               25,000.00                  $  7.00
                  9/4/2003               25,000.00                  $  7.90
                  9/5/2003               15,000.00                  $  7.15
                  9/5/2003               15,000.00                  $  7.75
                  9/5/2003               10,000.00                  $  7.90
                  9/8/2003               15,000.00                  $  7.85
                  9/8/2003               15,000.00                  $  7.88
                  9/8/2003               15,000.00                  $  7.85
                  9/8/2003                1,000.00                  $  7.90
                  9/12/2003              90,000.00                  $  7.30


         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to the Company common stock.

Item 7.  Materials to be Filed as Exhibits.

                                                            Page 8 of 11 Pages


(1) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

                                                              Page 9 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                             Dated:       September 12, 2003

                             Diasti Family Limited Partnership

                             By:  DLP Management, Inc., its general partner

                             By:     /s/ Terek Diasti
                                  -------------------------------------------
                                  Terek Diasti
                                  President



                             DLP Management, Inc.

                             By:   /s/ Terek Diasti
                                 --------------------------------------------
                                 Terek Diasti
                                 President



                             Diasti Family Foundation, Inc.

                             By:     /s/ Terek Diasti
                                  -------------------------------------------
                                  Terek Diasti
                                  President



                                /s/ Terek Diasti
                             ------------------------------------------------
                             Terek Diasti



                                /s/ Adam Diasti
                             ------------------------------------------------
                             Adam Diasti



                                /s/ Tim Diasti
                             ------------------------------------------------
                             Tim Diasti

                                                            Page 10 of 11 Pages

                                  EXHIBIT INDEX


1. Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

                                                            Page 11 of 11 Pages


                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Coast Dental Services, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.



                                Dated:       September 12, 2003

                                Diasti Family Limited Partnership



                                By:  DLP Management, Inc., its general partner

                                By:     /s/ Terek Diasti
                                     -------------------------------------------
                                     Terek Diasti
                                     President


                                DLP Management, Inc.

                                By:   /s/ Terek Diasti
                                    --------------------------------------------
                                    Terek Diasti
                                    President



                                Diasti Family Foundation, Inc.

                                By:     /s/ Terek Diasti
                                     -------------------------------------------
                                     Terek Diasti
                                     President



                                   /s/ Terek Diasti
                                ------------------------------------------------
                                Terek Diasti



                                   /s/ Adam Diasti
                                ------------------------------------------------
                                Adam Diasti



                                   /s/ Tim Diasti
                                ------------------------------------------------
                                Tim Diasti